April 25, 2019

Nicholas P. Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549

Re:	Gogo Inc. Schedule TO-I Filed April 18, 2019 File No. 005-87523

Dear Mr. Panos:

On behalf of Gogo Inc. (the “Company”), we submit this letter as a follow-up to the discussion between Matthew E. Kaplan of Debevoise & Plimpton LLP and you on April 22, 2019 regarding the Company’s offer to purchase its 3.75% Convertible Senior Notes due 2020 (the “Notes”) and the Schedule TO-I (File No. 005-87523) (the “Schedule TO”), filed on April 18, 2019. In response to such discussion, the Company has today filed with the Securities and Exchange Commission Amendment No. 1 to its Schedule TO together with an Amended Offer to Purchase, dated April 25, 2019 (as so amended, the “Offer to Purchase”) and an Amended Letter of Transmittal to reflect the following:

i.

the consummation of the offering and sale of $905 million aggregate principal amount of 9.875% senior secured notes on April 25, 2019, by Gogo Intermediate Holdings LLC (“Holdings LLC”), the Company’s direct wholly owned subsidiary, and Gogo Finance Co. Inc., a direct wholly owned subsidiary of Holdings LLC and the Company’s indirect wholly owned subsidiary;

ii.	that as a result of (i), the Company has determined that the Financing Condition (as defined in the Offer to Purchase) has been satisfied;

iii.

that holders of the Notes may challenge in a court of competent jurisdiction any of the Company’s final and binding determinations and interpretations, including on all questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for purchase and withdrawal of validly tendered Notes and of the terms and conditions of the Tender Offer (as defined in the Offer to Purchase);

Mr. Nicholas P. Panos U.S. Securities and Exchange Commission	2	April 25, 2019

iv.	that the Company’s rights to extend, modify, exercise its conditions to, terminate and withdraw the Tender Offer exist only until the Expiration Date (as defined in the Offer to Purchase); and

v.	other ancillary changes, including updates to the Company’s discussion of forward-looking statements.

*****

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias